FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2011

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY-HELD COMPANY

Corporate Taxpayer’s ID (CNPJ/MF): 47.508.411/0001-56

NOTICE TO THE MARKET

Companhia Brasileira de Distribuição (“Company”) hereby announces that, on this date, it voluntarily presented again the financial statement as of December 31, 2009 and 2010, and also filed the quarterly financial information – ITR as of March 31, 2011, in order to unify information provided to the markets in which the Company’s shares are traded.

On the one hand, the application of IFRS to the financial statements filed at the Securities and Exchange Commission (SEC) and, on the other hand, pronouncements issued by the Brazilian Accounting Standards Committee (CPC) applied to the financial statements filed at Brazilian Securities and Exchange Commission (CVM), resulted in an accounting difference regarding the amortization of goodwill and, accordingly, in the disclosure of different amounts of shareholders’ equity.

Pursuant to CPC 02 “Clarifications on 2008 Financial Statements”, item 36, the amortization of intangible assets with definite useful life (the case of goodwill) was forbidden, as from 2009. Given that CPCs 15 to 41 were adopted as from January 1, 2009, and IFRS were adopted in the financial statements presented to SEC as of January 1, 2008, there was a difference in the period of goodwill amortization related to the year 2008, that is, amortization expenses accounted to meet the accounting practices adopted in Brazil in that year, which were not simultaneously applicable in the preparation of the financial statements pursuant to IFRS, submitted to SEC.

The Company believes that said differences will not have significant impacts on the financial statements taken as whole in the coming years, so as to result in different interpretations in the capital markets where the Company operates, since they will not cause an impact on deferred income due to the suspension of goodwill amortization. The difference in question will be accounted for as a profit reserve from the effect of changing the accounting practices established on January 1, 2009.

Additionally, all financial statements and information reported to the stock exchanges and foreign regulatory agencies, pursuant to the terms set forth by each one of them, were duly presented in Brazil through the translation of 20-F form filed at SEC.

As the Company fully adopted the IFRS in its financial statements referring to the year ended December 31, 2010, pursuant to Law 6,404/76, the pronouncements in effect at each regulatory environment are no longer different; therefore, the Company has chosen to unify the information disclosed in order to provide a better understanding of it for the regulatory agencies, investors and other stakeholders.

Vitor Fagá de Almeida

Investor Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: May 13, 2011	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.